UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

1. DATE, TIME and PLACE: On March 01, 2013, at 11:00 a.m., at the Company’s headquarters located at Av. Eng. Luiz Carlos Berrini, São Paulo – SP.

2. CALL NOTICE: through first public notice published in the “Diário Oficial do Estado de São Paulo”, on February 6, 7 and 8, 2013 editions (pages 10, 58 and 8, respectively) and in the newspaper “Valor Econômico”, on February 6, 7 and 8/9/10/11/12, 2013 editions (pages C11, C13 and B11, respectively).

3. AGENDA: 1. To deliberate the proposal of changes regarding to Company’s Bylaws, as follows: 1.1 - To change the article 20 of Bylaws, which involves the composition of the Board of Executive Officers, to: (i) establish that the Board shall consist of at least four (4) members; (ii) extinguish the position of Controller Officer and; (iii) change the designation of the post of Chief Financial and Investor Relations Officer, which will be renamed Chief Financial, Control and Investor Relations Officer; 1.2 - To change the article 23 of the Bylaws, which addresses the specific duties of the Board of Executive Officers, to be in accordance with the new proposed composition. 2. To approve the Consolidated Bylaws.

4. ATTENDANCE: attended shareholders representing 91.90% of common shares, as registers and signatures in the attendance book no. 2, pgs. 61 back to front 63.

5. BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy –Secretary.

6. RESOLUTIONS:

Upon opening the agenda, the Chairman explained that the minutes of the Meeting would be drawn-up in summary form, containing only the transcription of the resolutions made, as permitted in article 130 §1, of Law no. 6404;76 (“Corporate Law”), and informed that the documents or proposals, voting statements or dissenting opinions concerning the matters to be resolved should be submitted to presiding board of the Meeting, in writing, which would be represented for such purpose by the Secretary. Moreover, the Chairman stated that the documents and information relating to the matters to be discussed in this Meeting, are available to shareholders at the Company’s headquarters, as well as in the websites of CVM - Brazilian Securities and Exchange Commission (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Company (www.telefonica.com.br/ir), since the publication of the Call notice, in accordance with the provisions of Corporate Law and CVM Instruction No. 481/2009.

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The shareholders appreciated the matters included in the Agenda; the indications of votes being received are certified by the Secretary of the Board and deliberated:

6.1. to approve, by unanimous vote: (i) the amendment of Article 20, which addresses the composition of the Board to: (a) establish that the Board shall consist of at least four (4) members; (b) abolish the office of Controller and (c) change the designation of the post of Chief Financial and Investor Relations Officer, which will be renamed Chief Financial, Control and Investor Relations Officer. Accordingly, Article 20 of the bylaws is replaced by the following text:

"Art 20 - The Board of Executive Officers shall be composed of, at least, four (4) and, at most, fifteen (15) members, shareholders or not, resident in the country, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) General and Executive Officer ; (c) Chief Financial, Control and Investor Relations Officer; (d) General Secretary and Legal Officer; (e) other officers without specific designation.

Paragraph 1 - The individual duties of Officers without specific designation shall be defined by the Board of Directors, which also may establish specific designation for said offices.

Paragraph 2 - same Officer may be elected to accumulate the duties of another executive officer."

(ii) To change the article 23 of Bylaws, which addresses the specific duties of the Executive Officers, to be in accordance with the new composition proposed. Accordingly, Article 23 of the Bylaws shall be read as follows:

“Art 23– These are the following specific duties of the Board of Executive Officers:

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company in or out of court, before shareholders and general public, and may appoint attorneys-in-fact jointly with another Officer and designate agents, delegate duties to other Officers to practice specific acts;

2. To follow up and oversee the implementation of Board of Directors’ decisions in relation to their activities and duties;

3. To set out guidelines and oversee activities of institutional relations, including the regulation and external communication, audit and Fundação Telefônica, as well as oversee the activities performed by General and Executive Officer and by General Secretary and Legal Officer;

4. Call for the Board of Executive Officers meetings;

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5. To practice urgent acts subject to the approval of the Board of Executive Officers; and

6. To perform other duties assigned by the Board of Directors.

B – GENERAL AND EXECUTIVE OFFICER:

1. To establish guidelines, coordinate and oversee the Company’s activities related to: (a)

Financial and Control; (b) Corporative Resources; (c) Human Resources; (d) Network and Services to Clients; (e) Strategy and New Business; (f) Information Technology; (g) Individuals; (h) Companies; (i) Digital Business and; (j) Business and Relationship with Costumers;

2. To follow up and oversee the implementation of the Board of Directors’ decisions in relation to their activities and duties;

3. To practice urgent acts subject to the approval of the Board of Executive Officers; and

4. Perform other duties as may be determined by the Board of Directors.

C - CHIEF FINANCIAL, CONTROL AND INVESTOR RELATIONS OFFICER:

1. To set out guidelines and oversee Company’s activities in the economic-financial area and management of securities issued by Company, accounting and management control, as well as oversee the supplementary private pension fund management;

2. To represent the Company before the Brazilian Securities and Exchange Commission - CVM, stock exchanges and other stock market watchdogs;

3. To delegate, where applicable, the powers to other Officers in order to practice specific acts; 4. To represent the Company as provided for the bylaw; and 5. Execute other activities assigned to him by the Board of Directors.

D – GENERAL SECRETARY AND LEGAL OFFICER:

1. To establish the guidelines and oversee the Company’s activities in the legal area in general;

2. To delegate powers, where applicable, to other Officers in order to practice specific acts;

3. To represent the Company as provided for the bylaw; and

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4. To perform other activities assigned to him by the Board of Directors.

E- OFFICERS WITHOUT SPECIFIC DESIGNATION:

1. To perform the individual duties and responsibilities assigned by the Board of Directors;

2. To jointly sign with another Officer appointed pursuant to Bylaws the documents and acts requiring the signature of two Officers; and

3. To represent the Company as provided for Bylaw.

(iii) to approve, by unanimous vote, permanently and without restrictions, in accordance with the amendments to the Bylaws of the Company resolved at this Meeting, the consolidation of the Company's Bylaws, which follows as an appendix to these minutes.

7. CLOSING: After all the business in the agenda was transacted, these minutes were read, approved and signed, with the representatives of the shareholders being aware of the drawing-up hereof as a summary of the facts, as permitted by article 130 §1, of the Corporate Law. It has been further declared, as permitted by §2 of article 130, of the Corporate Law, that these minutes will be published without showing the signatures of the representatives of the shareholders. São Paulo, March 1, 2013. (signatures) Breno Rodrigo Pacheco de Oliveira –Chairman of the Meeting, representing the Management – OAB/RS no. 45.479; Michelle Morkoski Landy – Secretary of the Meeting – OAB/SP no. 178.637; SP Telecomunicações Participações Ltda., by proxy Breno Rodrigo Pacheco de Oliveira and by proxy Michelle Morkoski Landy; Telefônica Internacional S.A., by proxy Breno Rodrigo Pacheco de Oliveira; Telefónica S.A., by proxy Breno Rodrigo Pacheco de Oliveira; Telefónica Chile S.A., by proxy Breno Rodrigo Pacheco de Oliveira; represented by Banco Santander (Brazil) S.A., by proxy Daniel Alves Ferreira, the shareholder Amundi Actions Emergents; represented by J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, by proxy Daniel Alves Ferreira, the shareholder Public Employees Retirement Association of New México; represented by Itaú Unibanco S.A., by proxy Daniel Alves Ferreira, the shareholder Amundi Funds; represented by Citibank N.A., by proxy Daniel Alves Ferreira, the shareholders: Bell Atlantic Master Trust, Ministry of Strategy and Finance, State of California Public Employees Retirement System, The Bank of Korea, Alahli Emerging Markets Trading Equity Fund, Canada Pension Plan Investment Board, Hand Composite Employee Benefit Trust, LVIP Blackrock Emerging Markets Index RPM Fund and National Pension Service.

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I hereby certify that these is a faithful copy of the Minutes of the 36th Special Shareholders’ Meeting, held on March 1st, 2013, which were drawn-up in the proper book.

Michelle Morkoski Landy
Secretary
OAB/SP n° 178.637

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	March 26th, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director